SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Calculation Period ending August 29, 2003


                AUSTRALIAN SECURITISATION MANAGEMENT PTY LIMITED,
                    (in its capacity as trust manager for the
                             ARMS II GLOBAL FUND I)
          ------------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


       LEVEL 6, 12 CASTLEREAGH STREET, SYDNEY, NEW SOUTH WALES, AUSTRALIA
     ----------------------------------------------------------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]             Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ ]                  No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_______________________.

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OTHER EVENTS

         On June 5, 2003, Australian Securitisation Management Pty Limited, in its capacity as Trust Manager (the "Trust Manager") of the ARMS II Global Fund I (the "Fund"), publicly issued US$1,000,000,000 of Class A Mortgage Backed Floating Rate Bonds due September 10, 2034 (the "Bonds") pursuant to a registration statement (No. 333-104969) declared effective on May 23, 2003. Australian Securitisation Management Pty Limited was the manager for the issuance of the Bonds. Capitalized terms used in this Form 6-K and not defined have the same meanings given to them in the prospectus related to the Bonds.

         On September 10, 2003, the Payment Date, the Fund made a regular quarterly distribution of principal and interest to the holders of the Bonds issued by the Fund.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the ARMS II Global Fund I, by the undersigned, thereunto duly authorized.

                              Australian Securitisation Management Pty Limited, (in its capacity as trust manager for the ARMS II Global Fund I) (Registrant)


Dated: September 19, 2003


                              By:    /S/ MARK BURGE
                                 -----------------------------------------------
                                 Name:   Mark Burge
                                 Title:  Principal Financial Officer




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
                                  EXHIBIT INDEX



EXHIBIT                DESCRIPTION
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99.1          Bondholders' Report Related to the September 10, 2003 Distribution


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